Exhibit 99.2 -- Letter to Shareholders

                               WIRELESS WIZARD, INC.
                         195 W. Central Avenue, Suite 245
                                   Brea, CA  92821

                                                 August 29, 2002



To the Shareholders of Wireless Wizard, Inc.

Dear Shareholders:

I, Ed DeStefano am the sole officer and director of Wireless Wizard, Inc., a Nevada Corporation, which has been inactive since its inception

I attest that I have the use of facilities to conduct the operations of Wireless Wizard, Inc. without the expense to the company and its shareholders. In other words, I intend to make these facilities available at no cost to the Company.

As a development stage Company, the Company does not have the funds, at this time, to pay for its own office space. This arrangement will continue until the Company can generate net profits from operations for two consecutive Quarters. If that event should take place, the Company will be ready to grow into larger facilities, and my arrangement to provide free office space to the Company will most likely cease.

Further, this agreement cannot be unilaterally terminated, until the above financial conditions are achieved.

                                      Sincerely,

                                      /s/ Ed DeStefano
                                      ----------------------------
                                      Edward DeStefano
                                      Sole Officer and Director


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